

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Pamela Connealy
Chief Financial Officer
Pyxis Oncology, Inc.
321 Harrison Avenue
Boston, MA 02118

      Re: Pyxis Oncology, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Form 10-Q for the quarterly period ended June 30, 2023
          File No. 001-40881

Dear Pamela Connealy:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences